BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

May 27, 2026

Dreyfus Treasury Obligations Cash Management

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective June 1, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Treasury Obligations Cash Management (the "Trust"), as follows:

BNYIA has contractually agreed, until June 1, 2027, to waive receipt of a portion of its management fee in the amount of .03% of the value of the Trust’s average daily net assets. On or after June 1, 2027, BNYIA may terminate this waiver agreement at any time.

BNYIA has contractually agreed, until June 1, 2027, to waive receipt of its fees and/or assume the direct expenses of the Service shares of the Trust so that the direct expenses of the Trust’s Service shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed 1.01%. To the extent that it is necessary for BNYIA to waive receipt of its management fee or reimburse the Trust’s common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the Trust. On or after June 1, 2027, BNYIA may terminate the expense limitation agreement with respect to the Trust at any time.

BNYIA has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Wealth shares of the Trust so that the direct expenses of the Trust’s Wealth shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed .47%. To the extent that it is necessary for BNYIA to waive receipt of its management fee or reimburse the Trust’s common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the Trust. On or after June 1, 2027, BNYIA may terminate the expense limitation agreement with respect to a fund at any time.

This Agreement may only be amended by agreement of the Trust, upon the approval of the Board of Trustees and BNYIA to lower the net amounts shown and may only be terminated prior to June 1, 2027 in the event of termination of the Management Agreement between BNYIA and the Trust.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Vice President and Director

Accepted and Agreed To:

DREYFUS TREASURY OBLIGATIONS CASH MANAGEMENT

By: /s/ Deirdre Cunnane

Deirdre Cunnane

Assistant Secretary